UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM SD
Specialized Disclosure Report
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VERA BRADLEY, INC.
(Exact name of registrant as specified in its charter)
___________________________

Indiana	001-34918	27-2935063
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12420 Stonebridge Road, Roanoke, Indiana	46783
(Address of Principal Executive Offices)	(Zip Code)
(877) 708-8372
(Registrant’s telephone number, including area code)
None
(Former name, former address and former fiscal year, if changed since last report)
___________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

1.	Introduction

The terms “Company” and “Vera Bradley” refer to Vera Bradley, Inc. and its subsidiaries, except where the context requires otherwise or where otherwise indicated.

Vera Bradley is a leading designer, producer, marketer, and retailer of stylish, highly functional accessories primarily for women. The Company’s products include a wide offering of handbags, accessories, and travel and leisure items. The Company generates net revenues by selling products through two reportable segments: Direct and Indirect. The Direct business consists of sales of Vera Bradley products through the Company’s full-line and factory outlet stores in the United States, verabradley.com, direct-to-consumer eBay sales, and the Company's annual outlet sale in Fort Wayne, Indiana. As of January 31, 2015, the Company operated 96 full-line stores and 29 factory outlet stores. The Indirect business consists of sales of Vera Bradley products to approximately 2,700 specialty retail locations, substantially all of which are located in the United States, as well as department stores, national accounts, third party e-commerce sites, the Company's wholesale business in Japan, and third party inventory liquidation.

Vera Bradley contracts to manufacture products that may contain gold, tantalum, tin and tungsten (3TG), such as handbags, accessories, and travel and leisure items. As these materials are necessary to Vera Bradley’s products, the Company is dedicated to tracing the origin of these metals to ensure our sourcing practices do not support conflict or human rights abuses in the Democratic Republic of Congo (DRC) and surrounding area.

2.	Conflict Minerals Disclosures

In accordance with the execution of this policy, Vera Bradley has concluded in good faith that during 2014,

a)
Vera Bradley contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

b)
Based on a “reasonable country of origin inquiry” (RCOI) and subsequent due diligence, Vera Bradley does not have concrete findings on whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries. Vera Bradley has, however, found no reasonable basis for concluding that its suppliers sourced 3TG that directly or indirectly finance or benefit armed groups.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Vera Bradley, Inc. has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report, and both reports are posted to a publicly available Internet site at http://www.verabradley.com/custserv/custserv.jsp?pageName=supplychain.

3.	Reasonable Country of Origin Inquiry Description

To complete the RCOI required by the SEC Final Rule, Vera Bradley’s suppliers were engaged to collect information about the presence and sourcing of tantalum, tin tungsten and gold (3TG) used in the products and components supplied to Vera Bradley. The program utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (CMRT). Suppliers were offered two options to submit the required information, either by uploading the CMRT in MS Excel format or by completing an online survey version of this template directly in the SI platform.
Supplier Engagement
Vera Bradley provided Source Intelligence, the Company's third-party consultant, with at least one method of contact for each Tier 1 supplier designated as in-scope (email address and/or telephone number). Email was the preferred method of communication.
The RCOI began with an introduction email from Vera Bradley to suppliers describing the Conflict Minerals Compliance Program (CMCP) requirements and identifying Source Intelligence as a partner in the process. Following that introduction email, Source Intelligence sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform.

In an effort to increase awareness of the Conflict Minerals Compliance Program (CMCP), supporting regulation, and frequently asked questions (FAQs) concerning 3TG mineral tracing, Vera Bradley’s suppliers were introduced to the Source Intelligence Conflict Minerals Supplier Resource Center (https://conflictmineralsresources.com) in the initial registration email. The Supplier Resource Center was provided as an educational tool to facilitate a deeper understanding of the program and education as to why information is being requested.
Subsequent engagement followed these steps:

•	Following the initial introductions to the program and information request, up to 10 reminder emails were sent to each non-responsive supplier requesting survey completion.

•
Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the Conflict Minerals Compliance Program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

Escalation
If, after these efforts, a given supplier still did not register with the system or provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by Vera Bradley. Specifically, Vera Bradley contacted these suppliers by email to request their participation in the program. Source Intelligence followed up to this email with a re-invitation to the platform in a timely manner.
New Information Cut-off
In recognition that the information requested can take time to collect and aggregate, suppliers were given a final deadline of March 31, 2015 to provide information about the metal processors present in their supply chains for the 2014 reporting year.
Information Requested
Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin. Suppliers who had already performed a RCOI through the use of the CMRT were asked to upload this document into the Source Intelligence system or to provide this information in the online survey version.
Suppliers had the ability to share information at a level with which they are most comfortable, i.e. company, product or user-defined, but the declaration scope had to be specified.
Quality Assurance
Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to attempt to resolve the following “quality control” (QC) flags:

•	One or more smelter or refiners (SORs) were listed for an unused metal;

•	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor[1];

•	Supplier answered yes to sourcing from the Democratic Republic of the Congo or adjoining countries (“DRC”), but none of the SORs listed are known to source from the region;

•	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

•	Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;

•	Supplier indicated they have not provided all applicable SOR information received; and

•	Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

4.	RCOI Results
A total of 68 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 84%. Of these responding suppliers, 4% responded yes as to having one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to Vera Bradley, Inc.
1Source Intelligence maintains a smelter/refiner database to document which companies are known metal processors1 (i.e., verified), which companies are exclusive recyclers, mine country of origin information, and DRC conflict-free certification status. Source Intelligence collects SOR data submitted by suppliers via CMRTs and compares it against its existing database. Supplier responses listing entities that are not verified smelters/refiners are flagged and suppliers are asked for further clarification

5.	Due Diligence

A description of the measures Vera Bradley took to exercise due diligence on the source and chain of custody of its conflict minerals for which Vera Bradley knew or had reason to believe were sourced from the Covered Countries based on the RCOI described above, is provided in the Conflict Minerals Report attached hereto as Exhibit 1.02.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Vera Bradley, Inc.

Date: June 1, 2015	By:	/s/ Kevin J. Sierks
Kevin J. Sierks Executive Vice President – Chief Financial Officer